

03 MAY 19 AM 7:21

May 6, 2003



03050602

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

SUPPL

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

Dear Sirs:

RE: *i*Tech Capital Corp. - Reg. No. 82-3200

Enclosed please find copies of three News Releases #03-06, #03-07 and #03-08 for iTech's file.

As announced in the enclosed News Release #03-07, effective immediately the corporate name of the Company has been changed to SIRIT Inc. (see attached Article of Amendment). Henceforth, communication to you for Reg. No. 82-3200 will be in the name of SIRIT Inc.

Yours truly,

John P. Fairchild
Chief Financial Officer and Corporate Secretary

/encl.

dlw 5/20

Reg. No 82-3200

YUKON
BUSINESS CORPORATIONS ACT
(Sections 30 and 179)

Form 5-01
ARTICLES OF AMENDMENT

---

1. Name of Corporation: iTech Capital Corp.

---

2. The Articles of the above-named Corporation were amended pursuant to a Court order:
   Yes __ No XX

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3. The Articles of Incorporation are amended as follows:

   1. Name of Corporation

      The name of the Corporation has been changed from to **SIRIT Inc.**

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4. Date: May 5, 2003

   Signature: [signature] Title: Secretary

FILED
MAY 05 2003
DEPUTY REGISTRAR OF CORPORATIONS


Yukon
Community Services

BUSINESS CORPORATIONS ACT
FORM 5

Certificate of Amendment

SIRIT INC.

I hereby certify that the articles of the above-mentioned corporation were amended:

_ under section 16 of the Business Corporations Act to change the name of the corporation in accordance with the attached notice.

_ under section 30 of the Business Corporations Act as set out in the attached Articles of Amendment designating a series of shares.

X under section 179 of the Business Corporations Act as set out in the attached Articles of Amendment.

_ under section 194 of the Business Corporations Act as set out in the attached Articles of Reorganization

under section 195 of the Business Corporations Act as set out in the attached Articles of Arrangement.

Corporate Access Number:30086
Date of Amendment:2003-05-05

M. Richard Roberts
Registrar of Corporations

Reg. No 82-3200


iTech Capital Corp.

NEWS RELEASE

03 MAY 19 AM 7:21

May 6, 2003 **TSX Trading Symbol: ITE**

News Release #03-06

*i*Tech Capital Corp. Sells Enviromation Technologies, Inc.

Vancouver, BC – *i*Tech Capital Corp. ("*i*Tech") announces the sale of all of the outstanding shares in its wholly owned subsidiary Enviromation Technologies, Inc. ("Enviromation").

Enviromation, specializing in the design, manufacture and implementation of custom process solutions for the municipal and industrial water and waste water industries and headquartered in East Syracuse, New York, has continued to experience increased competition and pressure on its margins due to the difficult economy in New York State.

Enviromation experienced losses from the beginning of the year through to the date of sale. These losses will be reported by iTech as a loss from discontinued operations. In addition, iTech will record a provision for impairment of its investment in Enviromation in its 2003 first quarter, reflecting the difference between the sale price and the recorded carrying cost of its investment. Notwithstanding the above, the principal balance sheet effects are a) retirement of the C $470,400 balance of the collateralized 8% Promissory Notes and elimination of the Restricted Cash Equivalents of like amount; b) a reduction in Property Plant and Equipment of C $653,700; c) a reduction in long term debt of C $410,300; d) elimination of the bank advance of C $286,600; and e) a reduction in working capital of C $ 520,000.

The sale of Enviromation is the first step in the execution of a strategy to sell iTech's portfolio investments. The effect of this sale is to free up management and focus its attention on growing the SIRIT business.

Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

FOR FURTHER INFORMATION PLEASE CONTACT:

iTech Capital Corp.

Janet Segat
Manager, Investor Relations and Administration
Tel.: 1-800-626-7221
itech@itechcapital.com


sirit Inc.
iTech Capital Corp.

Reg. No 82-3200

NEWS RELEASE

May 6, 2003

TSX Trading Symbol:

*i*Tech Capital Corp.	ITE
SIRIT Inc.	SI

News Release #03-07

*i*Tech Capital Corp. Announces Name Change to SIRIT Inc.

Shareholders of iTech Capital Corp. formally approve a corporate name change signaling a major shift in strategy, direction and focus to its core business in Radio Frequency Identification (RFID) technology.

Vancouver, BC, and Toronto, ON May 6, 2003 - *i*Tech Capital Corp. ("*i*Tech") (TSX: ITE) is pleased to announce that at the Annual and Special Meeting of shareholders held on May 5, 2003 in Toronto, shareholders approved a change in the name of *i*Tech Capital Corp. to SIRIT Inc. In conjunction with the name change, SIRIT Inc. anticipates that it will begin trading under the symbol (TSX: SI) within the next two to three business days.

On November 1, 2002 *i*Tech Capital Corp. completed the acquisition of all of the outstanding shares of SIRIT Technologies Inc. The acquisition reflected *i*Tech's publicly stated strategy to transform *i*Tech Capital Corp. from a publicly-traded investment company to an operating company with a solid core business, opportunities for significant long-term growth, and an experienced management team. SIRIT, with its core Automatic Vehicle Identification (AVI) business in electronic toll collection and access control and its increasing market position in RFID reader technology used in supply chain applications, represents an excellent strategic fit for *i*Tech.

SIRIT has three principal operating divisions. SIRIT's electronic toll collection business ("ETTM Solutions") is the largest revenue generator for the Company, having supplied over one million transponders in California, Colorado, South America and China. The electronic toll collection market has matured producing reasonably predictable revenues and cash flows for the Company.

SIRIT's Transportation Mobility Solutions ("TMS") business delivers solutions to the parking, access control, and gated community market and has recently entered the market for airport, inter-modal and vehicle registration applications. With introduction of its IDentity ZiP product, which delivers vehicle identification at a significantly lower price point, TMS anticipates increased revenues and market penetration.

SIRIT's RF Solutions division develops and markets RFID systems used in a variety of supply chain applications. Through its work with many of the world's largest users and integrators of RFID technology, SIRIT is assisting a blue chip customer list in meeting their growing needs for RFID solutions.

In conjunction with its overall corporate strategy SIRIT Inc. today announced the sale of its wholly-owned subsidiary, Enviromation Technologies Inc. ("Enviromation"). The sale of Enviromation represents the first disposition of its portfolio investments and enables management to focus its energies on the growth of SIRIT's mainline business in RFID technology.

About the SIRIT Group of Companies:

SIRIT designs, develops, manufactures and sells radio frequency identification (RFID) technology. Targeted at a diverse set of markets, RFID technology has become a core technology for applications including: electronic toll collection, access control, cashless payment systems, product identification, supply chain management applications including logistics, warehousing and manufacturing and asset management.

For more information on SIRIT visit www.sirit.com or call (800) 498-8760.

Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

FOR FURTHER INFORMATION PLEASE CONTACT:

Janet Segat Manager, Investor Relations and Administration Tel.: 1-800-626-7221 itech@itechcapital.com	Fred Veinot Vice President, Marketing & Strategy Tel.: 1-800-498-8760 ext. 225 mail@siritcorp.com

Reg. No 82-3200



NEWS RELEASE

May 6, 2003

TSX Trading Symbol:
*i*Tech Capital Corp. ITE
SIRIT Inc. SI

News Release #03-08

SIRIT Inc. Announces New Directors

Vancouver, BC, and Toronto, ON May 6, 2003 – SIRIT Inc. (TSX: SI), formerly *i*Tech Capital Corp. (TSX: ITE), is pleased to announce that at the Annual and Special Meeting of shareholders held on May 5, 2003 in Toronto shareholders elected two new Directors of the Company, Basile Papaevangelou and Patrick King.

Basile Papavangelou is currently the Chairman of The Executive Committee (TEC), an international organization of Chief Executive Officers. Mr. Papavangelou has held numerous senior management positions including Chief Executive Officer of Allied Signal Canada prior to its purchase by Honeywell. Mr. Papavangelou is a strategic fit for the new SIRIT, having considerable expertise and experience in the area of executive level consulting. In his role with TEC, Mr. Papavangelou has become intimate with the operations of many companies and will bring additional strategic thinking to bear at the SIRIT Board level. He is also familiar with RFID technology having been Chairman of two Canadian RFID startup companies and was a director of SIRIT Technologies, Inc. prior to its acquisition by *i*Tech.

Patrick King, well known in RFID circles, is currently Global Strategies Director of Michelin. He is the founder of Technologies ROI, LLC and was a Co-Founder of Glen Ellyn Industries LLC. Mr. King has considerable experience in RFID technology having been the founder and Vice President of Engineering at Marconi Infochain (currently know as Videojet), and as General Manager of Polaroid's AutoIdentification Division. Mr. King will act a sounding board for RFID technology strategies and has already been instrumental in facilitating the introduction of SIRIT to many companies.

Mr. Papavangelou and Mr. King join the existing Directors that include:

William W. Staudt – President, Chief Executive Officer of SIRIT Inc.
Dale M. Flanagan – Executive Search Specialist
George C. McKinnis – McKinnis & Lapera LLC
Alan G. Quasha – President of Quadrant Management Group
Cynthia Lewis – Independent Business Person

William W. Staudt, President of SIRIT Inc. commented, "We are delighted to have these two distinguished professionals as part of the SIRIT Team. Their considerable experience in both RFID technology and strategic management will be a welcome addition to the SIRIT Inc. Board and we look forward to their active contribution to the growth and success of SIRIT".

About the SIRIT Group of Companies:

SIRIT designs, develops, manufactures and sells radio frequency identification (RFID) technology. Targeted at a diverse set of markets, RFID technology has become a core technology for applications including: electronic toll collection, access control, cashless payment systems, product identification, supply chain management applications including logistics, warehousing and manufacturing and asset management.

For more information on SIRIT visit www.sirit.com or call (800) 498-8760.

Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

FOR FURTHER INFORMATION PLEASE CONTACT:

Janet Segat Manager, Investor Relations and Administration Tel.: 1-800-626-7221 itech@itechcapital.com	Fred Veinot Vice President, Marketing & Strategy Tel.: 1-800-498-8760 ext. 225 mail@siritcorp.com